Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES AN0C TM
JOINT VENTURE PROGRESS UPDATE

Vancouver, B.C. March 11, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces a progress update on its China joint venture AN0CTM. The Company is pleased to announce that AN0CTM’s first six beverage products have been finalized, market tested and approved by all required government departments for sale nationwide in China.

AN0CTM will launch the following six SKU’s the last week of March:

1.) Ready-to-drink (RTD) Iced Black Tea – Zero Calories
2.) RTD Iced Black Tea – Low Calorie1
3.) RTD Iced Green Tea – Zero Calories
4.) RTD Iced Green Tea – Low Calorie
5.) RTD Iced Jasmine Tea – Zero Calories
6.) RTD Iced Jasmine Tea – Low Calorie

(1) Low calorie means approximately 1/3 the sugar of comparable leading national brands of RTD teas currently on the market.

These first six AN0CTM beverages will be the first products launched in China that are sweetened with stevia and have zero calories, or which contain only one-third the calories of a comparable leading national RTD brand and use stevia. The AN0C product development process for these first six SKU’s underwent market testing to ensure final formulations met consumer taste requirements. Most market leading products in China are sweetened with sugar. The goal of the AN0C product development team has been to replicate a similar taste experience to sugar sweetened RTD teas while utilizing stevia as the main sweetener.

The AN0CTM products have now received all required government approvals for sale nationwide in China. These approvals include an analysis from a government lab to verify calorie count, to verify that the zero-calorie SKU’s contain no sugar, and for the approval of each product’s labeling.

GLG Chairman and AN0CTM CEO Dr. Luke Zhang stated, “Today’s announcement is another important milestone in AN0C’s business plan. RTD teas have been one of the fastest growing beverage categories in China since 2000. Black tea, green tea and jasmine tea drinks are the three most common demanded by Chinese consumers. This is why we have chosen these for the first launch of AN0C beverages, which is on schedule for the last week of March. Further, our management team is a highly experienced and motivated group of professionals who has done a fantastic job to finalize the formulation of these first six products after positive market testing as well as successfully gain government approval in order to have everything ready on time. GLG and the AN0C team are proud to bring to China healthy RTD tea beverage alternatives in one of the largest beverage categories in China.”

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About AN0C
AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.